Exhibit 99.1

Exhibit 99.1
(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2016
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three months ended March 31, 2016 and related notes thereto which have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting of International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of April 27, 2016.
FIRST QUARTER HIGHLIGHTS:

•	Net earnings of $80 million, or $0.10 per share, compared to a net loss of $87 million, or $0.11 per share in 2015.

•	Gold production of 783,700 ounces, compared to 724,800 ounces in 2015. (1)

•	All-in sustaining costs decreased to $836 per ounce, compared to $885 in 2015. (1)

•	Adjusted operating cash flows of $330 million, compared to $366 million in 2015. (1)

•	2016 guidance has been reconfirmed for (i) gold production of between 2.8 and 3.1 million ounces, and (ii) all-in sustaining costs of between $850 and $925 per ounce. (1)

•
Over the next two years, we are targeting a $250 million annual saving in mine site and corporate efficiencies through our initiative to decentralize the organization, drive ownership and accountability down to individual mine sites and maximize the net asset value of our business.

OVERVIEW
Goldcorp is a leading gold producer focused on responsible mining practices, with safe production throughout the Americas from a portfolio of long-lived high quality assets, positioning the Company to deliver long-term value.
The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, lead, zinc and copper. Goldcorp has a strong balance sheet and remains 100% unhedged, providing full exposure to metal prices.
The Company’s principal producing mining properties are comprised of the Red Lake, Porcupine, Musselwhite and Éléonore mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40.0% interest) in the Dominican Republic. Cerro Negro and Éléonore achieved commercial production effective January 1, 2015 and April 1, 2015, respectively.
The first quarter of 2016 saw renewed investor interest in global ETF products as well as a continuation of purchases by Central Banks. Market sentiment towards the metal appears to have improved over the past three months with a more balanced range of views in the media and increased optimism for a sustainable rally after three years of falling prices. The Company realized an average gold price of $1,203 per ounce in the first quarter (a 10% increase compared to $1,098 per ounce in the fourth quarter of 2015). Economic and political factors are expected to dominate the second quarter as seasonally weaker physical demand is overshadowed by central bank monetary policy uncertainty and the U.S. election cycle.
Currency markets were volatile during the first quarter of 2016.  The Canadian dollar traded to a 12 year low of 1.468 against the US dollar, and the Mexican peso moved to 19.40 against the US dollar.  Both currencies rebounded against the US dollar towards the end of the quarter, as the US Federal reserve sent signals that they were not prepared to increase their benchmark interest rate as quickly as previously forecast.  Markets had been anticipating higher interest rates in the US, while in Europe, China and Japan monetary authorities are suggesting more accommodative domestic policies.  Markets remain uncertain suggesting continued volatility ahead.
The Argentine economy underwent significant positive changes in the first quarter of 2016 as a result of measures that the new government has taken to reduce or remove controls and restrictions on capital flows and foreign exchange. Inflation, at approximately 4% per month, has been high in the first quarter of 2016, and is expected to remain elevated.

GOLDCORP  |  1

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

STRATEGY AND VALUE CREATION PRINCIPLES
Our vision is to create sustainable value for all our stakeholders by focusing on growing net asset value (“NAV”) per share to generate long-term value, instead of the accumulation and production of gold ounces at any cost. A leading gold producer with a stable production base of approximately 3 million ounces per year, coupled with low cash costs and underpinned by an investment grade balance sheet, our focus is on optimizing our portfolio of assets to compound the substantial returns we are already generating by reinvesting in our pipeline of organic opportunities.
With the completion of our two newest mines in 2015, Cerro Negro in Santa Cruz, Argentina and Éléonore in Quebec, Canada, we delivered positive free cash flow in the second half of 2015. We have taken steps in 2016 to set up the organization for continued free cash flow growth through the implementation of a lean, decentralized structure. Over the next two years, we are targeting $250 million per year in mine site and corporate efficiencies through our initiative to decentralize the organization, drive ownership and accountability down to the individual mine sites and maximize the net asset value of our existing business.
With an industry leading balance sheet, we are well-positioned to weather the volatility in the gold price. Our capital allocation strategy focuses on investing in our pipeline of organic growth opportunities, further debt reduction and returning capital to our shareholders by paying a sustainable dividend. Furthermore, we have the flexibility to take advantage of external opportunities in lower political risk jurisdictions that would be NAV accretive, and leverage our exploration spending in the most efficient way possible through small toehold investments in junior mining companies. Our success will be measured by delivering on those expectations – the guidance provided and the milestones we have laid out for our organic growth opportunities.
The Company sets, evaluates and refines its goals and priorities to provide enhanced business improvements that deliver shareholder value and benefit those impacted by our business. A summary of our selected goals and annual performance targets is set out below.

GOALS	KEY 2016 ANNUAL PERFORMANCE TARGETS
Continued Operational Excellence	Performance against market guidance for production and costs Implement high-value innovation initiatives
Maintain Financial Excellence	Maintain financial strength to internally fund organic growth opportunities Achieve free cash flow growth (before expansionary capital)
Achieve Growth	Replace mined reserves company wide Focus on organic growth opportunities to deliver key milestones in the pipeline in order to grow net asset value per share
Focus on Leadership by growing our People and enhancing the Sustainability of our Business
Safety
Achieve zero fatalities and improve overall safety performance 5% from 2015
Sustainability / Corporate Affairs
Enhance sustainability performance
Enhance stakeholder partnerships and government relationships in key regions

(1)
The Company has included non-GAAP performance measures on an attributable (or Goldcorp's share) basis throughout this document. All-in sustaining costs per gold ounce, adjusted operating cash flows and free cash flows before dividends are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 27-31 of this report.

GOLDCORP  |  2

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL AND OPERATING RESULTS

	March 31		December 31		September 30		June 30
	2016	2015	2015	2014	2015	2014	2015	2014
Consolidated financial information
Revenues (1)(2)	$944	$1,017	$1,072	$835	$1,098	$839	$1,188	$884
Net earnings (loss) from continuing operations (2)	$80	$(139)	$(4,271)	$(2,403)	$(191)	$(48)	$398	$194
Net earnings (loss)	$80	$(87)	$(4,271)	$(2,396)	$(192)	$(44)	$392	$181
Net earnings (loss) from continuing operations per share (2)
– Basic and diluted	$0.10	$(0.17)	$(4.90)	$(2.95)	$(0.23)	$(0.06)	$0.48	$0.24
Net earnings (loss) per share
– Basic and diluted	$0.10	$(0.11)	$(5.14)	$(2.94)	$(0.23)	$(0.05)	$0.47	$0.22
Dividends paid	$51	$122	$49	$122	$75	$122	$124	$122
Key performance measures (3)
Gold produced (thousands of ounces)	784	725	909	891	922	652	908	649
Gold sold (thousands of ounces) (1)	799	827	918	708	943	641	903	640
Silver produced (thousands of ounces)	7,700	8,500	10,200	10,400	11,300	7,800	10,400	9,000
Copper produced (thousands of pounds)	17,200	9,200	21,400	27,200	12,300	16,800	8,600	19,300
Lead produced (thousands of pounds)	29,000	36,700	40,500	27,200	49,200	37,000	47,500	38,600
Zinc produced (thousands of pounds)	71,100	82,500	89,300	68,900	111,500	81,000	105,500	91,900
Average realized gold price (per ounce)	$1,203	$1,217	$1,098	$1,203	$1,114	$1,265	$1,189	$1,296
Total cash costs: by-product (per gold ounce) (4)	$557	$585	$687	$589	$597	$597	$547	$470
Total cash costs: co-product (per gold ounce) (5)	$604	$670	$739	$669	$670	$682	$656	$643
All-in sustaining costs (per gold ounce)	$836	$885	$977	$1,035	$858	$1,066	$853	$852
Adjusted operating cash flow	$330	$366	$339	$337	$374	$399	$358	$376

Free cash flow	$(101)	$(321)	$239	$(241)	$243	$(355)	$174	$(240)

(1)
Excludes pre-commissioning sales ounces from Cerro Negro prior to January 1, 2015, and Éléonore, prior to April 1, 2015 as costs incurred, net of proceeds from sales, were credited against capitalized project costs.

(2)
In accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations, Wharf was classified as a discontinued operation for the year ended December 31, 2015, accordingly the 2014 comparative information for Wharf has been re-presented. The sale of Wharf was completed on February 20, 2015. The Company's 66.7% interest in Marigold, the sale of which completed on April 4, 2014, was classified as a discontinued operation for the year ended December 31, 2014.

(3)
The Company has included Goldcorp's share of the applicable production, sales and financial information of Alumbrera, Pueblo Viejo, Project Corridor and its discontinued operations and projects in the non-GAAP performance measures noted above.

(4)
Total cash costs: by-product, per gold ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product silver sales revenues for Marlin and Pueblo Viejo; by-product lead, zinc and copper sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.09 per silver ounce (2015 – $4.07 per silver ounce) sold to Silver Wheaton Corp. and by-product copper sales revenues for Alumbrera and Pueblo Viejo).

(5)
Total cash costs: co-product, per gold ounce, is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver and copper); Peñasquito (silver, lead, zinc and copper)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 28).

GOLDCORP  |  3

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS
Three Months Ended March 31, 2016 compared to the three months ended March 31, 2015
Net earnings for the three months ended March 31, 2016 were $80 million, or $0.10 per share, compared to a net loss of $87 million, or loss of $0.11 per share, for the three months ended March 31, 2015 driven primarily by lower depreciation and depletion charges, improved operating margins from cost management initiatives, and income tax recovery, partially offset by slightly lower by-product revenues and restructuring costs.

Net earnings and earnings per share in the first quarter of 2016 were affected by, among other things, the following non-cash or non-recurring items that are not reflective of the performance of the underlying operations:

(in millions of United States dollars)	Pre-tax	After-tax	Per share ($/share)
Positive deferred tax effects of foreign exchange on tax assets and liabilities and losses	$—	$(40)	$(0.05)
Unrealized foreign exchange loss on Argentine peso denominated value added tax receivable	$17	$17	$0.02
Restructuring costs	$23	$16	$0.02

Revenues decreased by $73 million, or 7%, primarily due to a $48 million decrease in silver revenues and an $18 million decrease in lead and zinc revenues. The decreases in silver, lead and zinc revenues are due to lower sales volumes and lower realized prices, partially offset by lower refining charges.
Production costs decreased by $92 million, or 15%, primarily due to the favourable impact of the strengthening US dollar against the Argentine and Mexican pesos and the Canadian dollar ($68 million), decreases in labour costs and production taxes at Cerro Negro of $28 million, decreases in power and labour costs at Peñasquito of $20 million and a $21 million decrease relating to the impact of changes in reclamation and closure cost estimates compared to the first quarter of 2015. These decreases were partially offset by the impact of Éléonore achieving commercial production on April 1, 2015.
Depreciation and depletion decreased by $51 million, or 16%, due primarily to lower sales volumes at Cerro Negro and the impact of impairments of mining interests recognized in the fourth quarter of 2015, partially offset by depreciation and depletion of $36 million at Éléonore in the first quarter of 2016 compared to nil in the first quarter of 2015 as depreciation and depletion did not commence until Éléonore achieved commercial production on April 1, 2015.
Restructuring costs of $23 million in the three months ended March 31, 2016 compared to nil in the first quarter of 2015. The restructuring costs relate to severance costs associated with involuntary and voluntary workforce reduction initiatives to improve efficiencies at mine sites and corporate offices and the impact of the closure of the Dome mine, scheduled to close in mid-2016.
A $1 million gain on derivatives in the three months ended March 31, 2016 compared to a loss of $42 million in the first quarter of 2015. In the first quarter of 2016, the gain was comprised of a gain on foreign currency contracts whereas in the first quarter of 2015, the loss was comprised of a loss on foreign currency, heating oil, copper, lead and zinc contracts.
Included in Other expense in the first quarter of 2016 was a $33 million foreign exchange loss arising primarily on value added tax receivables denominated in Argentine pesos which was offset partially by interest income on loans held with Pueblo Viejo. In the first quarter of 2015, Other income included interest income on loans held with Pueblo Viejo and a foreign exchange gain driven by the impact of the weakening of the Canadian dollar and Mexican and Argentine pesos during the quarter on accounts payable and debt denominated in Canadian dollars and Mexican and Argentine pesos.

GOLDCORP  |  4

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Income tax recovery for the three months ended March 31, 2016 of $40 million represented a negative 100% rate (three months ended March 31, 2015 – income tax expense of $129 million representing a negative 1,290% rate) and was impacted by:

•
A $22 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from acquisitions, compared to a $122 million foreign exchange loss for the three months ended March 31, 2015;

•
A lower effective tax rate in the first quarter of 2016, after adjusting for the above noted item and non-deductible share-based compensation expense. The decrease in the first quarter of 2016 was primarily due to larger Argentine tax deductible foreign exchange losses on US dollar denominated debt in local currency and tax effecting Guatemalan tax losses and assets that were not previously tax effected. In addition, the first quarter of 2015 tax rate was negatively impacted by a significant one-time non-deductible land settlement payment.

All-in sustaining costs ("AISC") were $836 per ounce (1) for the three months ended March 31, 2016, compared to $885 per ounce for the three months ended March 31, 2015. The decrease in AISC was primarily due to lower production costs from favourable foreign exchange impacts of $30, $42, and $69 per ounce at our Canadian, Mexican and Argentine operations, respectively, lower contractor and power costs, lower realized losses on the Company's derivative contracts; partially offset by a decrease in by-product sales credits due to lower realized metal prices and sales volumes for silver, lead and zinc; and lower gold sales volumes.
Total cash costs: by product were $557 per ounce (1), for the three months ended March 31, 2016, compared to $585 per ounce for the three months ended March 31, 2015.

(1)
All in sustaining costs per gold ounce and total cash costs: by product are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 27-31 of this report.

GOLDCORP  |  5

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL POSITION AND LIQUIDITY
The following table summarizes Goldcorp's cash flow activity:

	Three Months Ended March 31
	2016	2015
Cash flow
From continuing operations provided by operating activities	$59	$51
From continuing operations used in investing activities	(185)	(463)
From continuing operations provided by financing activities	199	188
From discontinued operations	—	107
Increase (decrease) in cash and cash equivalents	73	(117)
Effect of exchange rate changes on cash and cash equivalents	2	—
Cash and cash equivalents, beginning of period	326	482
Cash and cash equivalents, end of period	$401	$365
Cash flow provided by operating activities was $59 million in the first quarter of 2016, compared to $51 million in the first quarter of 2015 as lower operating costs per ounce offset a slight decline in the realized gold price when compared to the first quarter of 2015.
Consistent with the Company’s history, the first quarter of 2016 cash flow from operating activities was impacted by a net cash outflow from increases in working capital of $206 million, primarily relating to an increase in accounts receivable for concentrate sales and a decrease in accounts payable.
Cash flows used in investing activities is comprised of:

	Three Months Ended March 31
	2016	2015
Expenditures on mining interests	$(173)	$(393)
Acquisition of mining property, net of cash acquired	—	(39)
Interest paid	(9)	(30)
Purchase of money market investments and available-for-sale securities, net	—	(1)
Other	(3)	—
Total	$(185)	$(463)
In the first quarter of 2016, cash used in investing activities was $185 million, compared to $463 million in 2015, when Éléonore and Cerro Negro were still under construction. In 2015, the acquisition of mining property related to the acquisition of the Borden Gold project in Ontario.

Expenditures on mining interests (including deposits on mining interest expenditures) were as follows:

	Three Months Ended March 31
	2016	2015
Peñasquito (including Camino Rojo)	$62	$45
Cerro Negro	25	104
Red Lake (including Cochenour)	31	54
Éléonore	21	116
Porcupine (including Borden)	16	16
Musselwhite	5	9
Project Corridor	3	5
Other	10	44
Total	$173	$393

GOLDCORP  |  6

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

The decrease in expenditures on mining interests reflects the completion of major construction projects in 2015, most significantly at Cerro Negro and Éléonore as they achieved commercial production in January and April 2015, respectively. Expenditures at Peñasquito were primarily related to a tailings facility expansion, capitalized component purchases and mine development. Expenditures at Red Lake decreased as a result of Cochenour reentering the advanced exploration phase with a new program of drilling, sampling and test mining expected to be completed by the end of 2016. Other expenditures decreased as a result of lower expenditures at Marlin as it approaches the end of its mine life and at Los Filos due to reduced heap leach pad construction in the first quarter of 2016.
Cash provided by financing activities was $199 million in the first quarter of 2016, compared to $188 million in 2015. The increase is due primarily to a reduction in dividends paid to shareholders of $71 million, offset by a decrease in proceeds received on the draw-down of the Company's credit facility. In the first quarter of 2016, the Company drew-down $250 million on its credit facility compared to $300 million in 2015.
Effective April 1, 2016, the Company’s Board of Directors reduced the annual dividend to $0.08 per share and amended the dividend payment schedule such that future dividends will be paid quarterly commencing in June 2016, as a prudent measure to increase financial flexibility. The Board of Directors also adopted a Dividend Reinvestment Plan ("DRIP"), which it expects to implement prior to the payment of the June 2016 dividend. The adoption of the DRIP will offer shareholders an opportunity to increase their investment in Goldcorp without additional transaction costs by receiving dividend payments in the form of common shares of the Company. The DRIP will allow shareholders to reinvest their cash dividends into common shares issued from treasury at a 3% percent discount to the average market price calculated at the time of dividend payment. Participation in the DRIP is optional and will not affect shareholders' cash dividends unless they elect to participate in the DRIP.
At March 31, 2016, the Company had $3.2 billion of available liquidity held in $0.4 billion of cash and cash equivalents, $0.1 billion of money market investments, and $2.7 billion undrawn on its $3.0 billion revolving credit facility.

GOLDCORP  |  7

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

OUTLOOK UPDATE
2016 GUIDANCE AND OUTLOOK

Guidance
Gold production (million ounces)	2.8 to 3.1
All-in sustaining costs (per ounce)	$850 to $925
By-product cash costs (per ounce)	$500 to $575
Sustaining capital expenditures (millions)	$700 to $800
Exploration expenditures (millions)	$135
Corporate administration (millions) (1)	$150
Depreciation and depletion (per ounce)	$390 to $420
Effective tax rate (2)	40% to 45%

(1)	Guidance excludes share-based compensation expense of $68 million.

(2)
The estimated effective tax rate is on net income exclusive of stock-based compensation expense, the effects of foreign currency translation of deferred tax balances, impacts of foreign exchange fluctuation on tax losses and deductions and balances and other discrete events.

While the Company is on track to achieve 2016 production guidance, second quarter production is expected to decline by up to approximately 15% compared to the first quarter of 2016. During the second quarter, gold production will be negatively impacted by planned lower grade mining sequences in most mines and a 10-day mill shutdown for preventative maintenance at Peñasquito.
The Company is on track to meet its operating and capital cost guidance. While the Company is on track to meet its AISC guidance, higher costs are expected in the second quarter of 2016 as a result of higher sustaining capital and lower gold production, as discussed above. The third and fourth quarters will see AISC normalize as compared to the second quarter as a result of increasing gold production.
While the Company generated negative free cash flow of $101 million in the first quarter of 2016, compared to negative $321 million in 2015, we are expected to be substantially free cash flow positive for the full year. As was the case in 2015, first quarter free cash flow was reduced due a working capital increase, which is expected to reverse over the balance of the year.

GOLDCORP  |  8

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
Three months ended March 31

		Revenues	Gold produced (thousands of ounces)	Gold sold (thousands of ounces)	Total cash costs: by-product ($/oz) (2)	All-in sustaining costs ($/oz) (3)
Peñasquito	2016	$264	125	122	$513	$1,004
	2015	$364	156	175	$457	$702
Cerro Negro (5)	2016	174	115	128	381	503
	2015	234	93	161	603	704
Red Lake	2016	99	79	84	546	842
	2015	131	107	107	494	799
Éléonore (5)	2016	83	67	70	804	965
	2015	—	33	—	—	—
Porcupine	2016	89	74	75	624	837
	2015	66	56	54	874	1,185
Musselwhite	2016	78	68	67	447	553
	2015	68	57	56	759	956
Other mines	2016	157	116	112	752	876
	2015	154	106	102	697	1,099
Other (3)	2016	—	—	—	—	80
	2015	—	—	—	—	84
Total before associates and discontinued operations	2016	$944	644	658	$596	$891
	2015	$1,017	608	655	$597	$943
Pueblo Viejo (1)	2016	139	114	112	359	443
	2015	177	90	137	465	573
Other associate (1)	2016	73	26	29	1,036	1,115
	2015	57	16	20	751	971
Wharf (4)	2016	—	—	—	—	—
	2015	19	11	15	941	996
Total – including associates and discontinued operations	2016	$1,156	784	799	$557	$836
	2015	$1,270	725	827	$585	$885

(1)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera, Pueblo Viejo and Project Corridor, throughout this document; however, these performance measures do not have any standardized meaning. Refer to pages 27-31 for further information.

(2)
Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.09 per silver ounce (2015 – $4.07 per silver ounce) sold to Silver Wheaton).

(3)
For the purpose of calculating AISC, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head office corporate offices and regional office exploration expense as corporate AISC in the "Other" category. These costs are not allocated to the individual mine sites as the Company measures its operations' performance on AISC directly incurred at the mine site. AISC for Other is calculated using total corporate expenditures and the Company's consolidated gold sales ounces.

(4)
In accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations, Wharf was classified as a discontinued operation for the three months ended March 31, 2015. The sale of Wharf was completed on February 20, 2015.

(5)
Gold produced in 2015 include pre-commercial production ounces from Cerro Negro and Éléonore. However, gold sold excludes pre-commissioning sales ounces from Cerro Negro prior to January 1, 2015, and Éléonore, prior to April 1, 2015 as these ounces were credited against capitalized project costs.

GOLDCORP  |  9

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
Peñasquito, Mexico

	Three Months Ended March 31
Operating Data	2016	2015	% Change
Tonnes of ore mined – sulphide (thousands)	10,059	9,216	9%
Tonnes of ore mined – oxide (thousands)	808	795	2%
Tonnes of waste removed (thousands)	35,152	33,057	6%
Tonnes of total material moved (thousands)	46,019	43,068	7%
Ratio of waste to ore	3.2	3.3	(3)%
Average head grade
Gold (grams/tonne)	0.68	0.81	(16)%
Silver (grams/tonne)	22.53	24.65	(9)%
Lead	0.22%	0.27%	(19)%
Zinc	0.53%	0.61%	(13)%
Sulphide Ore
Tonnes of ore milled (thousands)	9,233	9,532	(3)%
Average recovery rate
Gold	66%	66%	—%
Silver	79%	73%	8%
Lead	69%	67%	3%
Zinc	77%	76%	1%
Concentrates Produced – Payable Metal Produced
Gold (thousands of ounces)	120	148	(20)%
Silver (thousands of ounces)	4,613	4,857	(5)%
Lead (thousands of pounds)	29,000	36,700	(21)%
Zinc (thousands of pounds)	71,100	82,500	(14)%
Lead concentrate (DMT)	28,700	33,700	(15)%
Zinc concentrate (DMT)	72,300	81,200	(11)%
Oxide Ore
Tonnes of ore processed (thousands of ounces)	808	795	2%
Produced
Gold (thousands of ounces)	5	8	(38)%
Silver (thousands of ounces)	101	239	(58)%
Sulphide & Oxide Ores – Payable Metal Produced
Gold (thousands of ounces)	125	156	(20)%
Silver (thousands of ounces)	4,714	5,095	(7)%
Lead (thousands of pounds)	29,000	36,700	(21)%
Zinc (thousands of pounds)	71,100	82,500	(14)%
Gold equivalent ounces (thousands of ounces) (1)	274	325	(16)%

GOLDCORP  |  10

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

	Three Months Ended March 31
	2016	2015	% Change
Sulphide and Oxide Ores – Payable Metal Sold
Gold (thousands of ounces)	122	175	(30)%
Silver (thousands of ounces)	4,761	5,966	(20)%
Lead (thousands of pounds)	30,200	39,500	(24)%
Zinc (thousands of pounds)	73,100	82,600	(12)%
Average realized prices
Gold (per ounce)	$1,266	$1,218	4%
Silver (per ounce) (2)	$12.69	$14.18	(11)%
Lead (per pound)	$0.77	$0.81	(5)%
Zinc (per pound)	$0.79	$0.91	(13)%
Total Cash Costs: by-product (per ounce) (3)	$513	$457	12%
Total Cash Costs: co-product (per ounce) (3)	$707	$681	4%
AISC (per ounce)	$1,004	$702	43%
Mining cost (per tonne)	$1.99	$2.34	(15)%
Milling cost (per tonne)	$5.56	$7.06	(21)%
General and administrative cost (per tonne milled)	$1.99	$1.93	3%
Off-site cost per tonne sold (lead) (4)	$677	$681	(1)%
Off-site cost per tonne sold (zinc) (4)	$286	$366	(22)%
Financial Data (in millions)
Revenues (2)	$264	$364	(27)%
Depreciation and depletion	$57	$77	(26)%
Earnings from operations	$35	$58	(40)%
Expenditures on mining interests (5)	$62	$45	38%
– Sustaining	$57	$40	43%
– Expansionary	$5	$5	—%

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,100 per ounce of gold; by-product metal prices of $15.00 per ounce of silver; $2.55 per pound copper; $0.80 per pound of zinc; and $0.80 per pound of lead (2015 – $1,300; $22.00; $3.00; $0.90; and $0.90 respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $4.09 per ounce (2015 – $4.07 ounce). The remaining 75% of silver ounces are sold at market rates.

(3)
The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, total cash costs for the three months ended March 31, 2016 would be $707 per ounce of gold, $9.02 per ounce of silver, $0.76 per pound of lead and $0.72 per pound of zinc (three months ended March 31, 2015 – $681, $9.37, $0.81, and $0.80, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 28). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $4.09 per ounce (2015 – $4.07 ounce) with the remaining 75% of silver ounces sold at market rates. Using actual realized sales prices, the co-product total cash costs for the three months ended March 31, 2016 would be $748 per ounce of gold, $8.64 per ounce of silver, $0.70 per pound of lead, and $0.67 per pound of zinc (three months ended March 31, 2015 – $711, $9.41, $0.75, and $0.77, respectively).

(4)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

(5)
Expenditures on mining interests is shown on a cash basis and includes expenditures incurred at Camino Rojo . Capital expenditures at Camino Rojo for the three months ended March 31, 2016 were $1 million.

Peñasquito (100%-owned) is a large open pit operation with a milling facility for the sulphide ore and a leach operation for the incidental oxide ore.
Gold production for the first quarter of 2016 of 124,700 ounces was 30,900 ounces, or 20%, lower than the first quarter of 2015 due primarily to 16% lower ore grades in line with expectations. Higher mined tonnages are a result of additional production equipment added in the second quarter of 2015. Lower processed tonnes in the first quarter of 2016 was due to unplanned mill maintenance. During the second quarter, Peñasquito is expected to be processing lower grade ore and a 10-day maintenance shutdown at the mill is scheduled.
AISC for the first quarter of 2016 were $1,004 per ounce, an increase of $302 per ounce compared to 2015. The 43% increase in AISC was primarily due to lower gold production ($788 per ounce), and higher sustaining capital expenditures ($165 per ounce), partially offset by a weaker

GOLDCORP  |  11

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Mexican peso ($220 per ounce), lower operating costs ($378 per ounce) and higher by-product credits ($60 per ounce). The increase in sustaining capital expenditures relate primarily to increases in major components ($8 million), mine development ($5 million) and the tailings storage facility ($4 million), partially offset by a decrease in mine equipment ($8 million). The decrease in operating costs resulted primarily from a decrease in power costs ($10 million) due to lower natural gas and fuel costs and lower contractor expenses ($10 million), partially offset by higher site costs ($4 million).
The provisional pricing impact of realized metal prices during the first quarter of 2016 was a positive $8 million, which primarily related to gold and silver sales from the fourth quarter of 2015 that settled in the first quarter of 2016.
Construction activities continued without incident on the Northern Well Field ("NWF") project in the first quarter of 2016.  A twenty-seven year Temporary Occupation Agreement that includes land required for the NWF project was signed with the Matamoros Ejido on March 31, 2016.  The NWF remains on schedule for late 2016 completion.
In 2016, $3 million was budgeted for exploration of the Santa Rosa, Saltillito and Melchor Ocampo areas, with a total of 8,000 metres of drilling budgeted. During the first quarter of 2016, $1 million of exploration expenditures related primarily to environmental permitting and agreements with local communities. In the second quarter of 2016, drilling is expected to commence in the Saltillito and Melchor Ocampo areas.

GOLDCORP  |  12

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Cerro Negro, Argentina

	Three Months Ended March 31
Operating Data	2016	2015	% Change
Tonnes of ore milled (thousands)	277	281	(1)%
Eureka ore mined (thousands of tonnes)	135	118	14%
Eureka ore grade (grams/tonne)
– Gold	9.55	9.69	(1)%
– Silver	172.7	230.7	(25)%
Mariana Central ore mined (thousands of tonnes)	127	26	388%
Mariana Central ore grade (grams/tonne)
– Gold	17.12	23.63	(28)%
– Silver	110.70	151.2	(27)%
Stockpile rehandled (thousands of tonnes)	15	137	(89)%
Stockpile ore grade (grams/tonne)
– Gold	1.79	11.04	(84)%
– Silver	10.85	198.1	(95)%
Average mill head grade (grams/tonne)
– Gold	12.59	11.64	8%
– Silver	135.30	207.4	(35)%
Average recovery rate
– Gold	94%	92%	2%
– Silver	89%	80%	11%
Produced (thousands of ounces)
– Gold	115	93	25%
– Silver	1,156	1,501	(23)%
– Gold equivalent ounces (1)	135	118	14%
Sold (thousands of ounces) (1)(2)
– Gold	128	161	(20)%
– Silver	1,290	2,400	(46)%
Average realized price (per ounce)
– Gold	$1,208	$1,210	—%
– Silver	$15.09	$16.69	(10)%
Total cash costs: by-product (per ounce) (3)	$381	$603	(37)%
Total cash costs: co-product (per ounce) (3)	$464	$691	(33)%
AISC (per ounce)	$503	$704	(29)%
Mining cost (per tonne)	$92.39	$114.63	(19)%
Milling cost (per tonne)	$32.65	$45.95	(29)%
General and administrative cost (per tonne milled)	$86.55	$100.72	(14)%
Financial Data (in millions)
Revenues	$174	$234	(26)%
Depreciation and depletion	$67	$104	(36)%
Earnings (loss) from operations	$38	$(7)	(643)%
Expenditures on mining interests (4)	$25	$104	(76)%
– Sustaining	$14	$15	(7)%
– Expansionary	$11	$89	(88)%

GOLDCORP  |  13

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

(1)	Gold sales during the first quarter of 2015 exceeded production by 67,000 ounces due to 115,200 ounces produced in 2014 which were sold in the first quarter of 2015.

(2)
Gold equivalent ounces are calculated using the following assumptions: $1,100 per ounce of gold and a by-product metal price of $15.00 per ounce of silver (2015 – $1,300 and $22.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(3)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Cerro Negro for the three months ended March 31, 2016 would be $464 per ounce of gold and $6.87 per ounce of silver (three months ended March 31, 2015 – $691 and $10.81, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 28). Using actual realized sales prices, the co-product total cash costs for the three months ended March 31, 2016 would be $469 per ounce of gold and $6.40 per ounce of silver (three months ended March 31, 2015 – $701 and $10.11, respectively).

(4)	Expenditures on mining interests is shown on a cash basis.
Cerro Negro (100%-owned) currently consists of the Eureka and Mariana Central underground mines, both of which feed a single processing facility. The operational focus at Cerro Negro is on improving development rates, backfill capabilities, and optimization of mine sequencing and costs. Longer term planning includes completing a pre-feasibility study by the end of 2016 for additional veins at the Marianas Complex. The Cerro Negro Marianas Complex Life of Mine Study is focused on developing an optimal mine design, development execution plan and production schedule which yields maximum value for Cerro Negro. The short-term plan is to enable ore production from Marianas Norte in 2017 to add to the current production from the Marianas Central and Eureka underground mines.
Gold production for the first quarter of 2016 of 115,400 ounces was 22,800 ounces, or 25%, higher than the first quarter of 2015 due to grade, recovery, and a reduction of in-circuit inventory. The 8% increase in grade is primarily due to the increase in tonnage from Mariana Central which tends to be higher grade than Eureka. Tonnes milled averaged 3,047 tonnes per day for the first quarter of 2016 compared to 3,124 tonnes per day in the first quarter of 2015. In 2016, tonnes milled will be constrained by mine production with the depletion of the stockpiles in 2015. Realized silver grade for the first quarter of 2016 decreased 35% compared to the first quarter of 2015 due to Mariana Central having much lower silver grades than Eureka. Gold and silver recoveries increased by 2% and 11%, respectively due to the optimization of the recovery process.
AISC for the first quarter of 2016 were $503 per ounce, a decrease of $201 per ounce, or 29%, compared to the first quarter of 2015 due to a weaker Argentine peso ($246 per ounce) and lower operating costs ($130 per ounce), partially offset by lower by-product credits ($97 per ounce), lower sales volume ($65 per ounce) and higher sustaining capital expenditures ($5 per ounce). The decrease in operating costs was attributable to lower contractor costs ($10 million), the elimination of Argentina's 5% tax on mineral exports during the quarter ($9 million) and a decrease in labor and site costs ($7 million) as more stable operating conditions continue to be achieved in 2016. The lifting of exchange controls in December 2015 has resulted in a significant devaluation of the Argentine peso against the US Dollar in the first quarter of 2016. Focus on operational efficiencies and process optimizations will continue throughout the year to manage the inflationary pressures on operating costs.
In 2016, $16 million was budgeted for exploration step-out and infill drilling to expand reserves and resources at the Marianas Complex, San Marcos, and Eureka zones. During the first quarter of 2016, exploration focused on resource expansion from surface drilling at the Marianas Complex, with 3,672 metres drilled at the Emilia and Mariana Norte Este B veins.  Exploration expenditures incurred during the first quarter of 2016 were $1 million. In the second quarter of 2016, exploration will be focused on expanding reserves and resources at the Emilia, Mariana Norte Este B and San Marcos veins, including 18,800 metres of diamond drilling with a budget of $4 million.

GOLDCORP  |  14

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo, Dominican Republic (Goldcorp’s interest: 40%)
(tabular amounts below represent Goldcorp's proportionate 40% share)

	Three Months Ended March 31
Operating Data	2016	2015	% Change
Tonnes of ore mined (thousands)	2,096	705	197%
Tonnes of waste removed (thousands)	2,117	2,324	(9)%
Ratio of waste to ore	1.0	3.3	(70)%
Tonnes of ore processed (thousands)	764	744	3%
Average grade (grams/tonne)
– Gold	5.34	4.30	24%
– Silver	21.9	31.5	(30)%
Average recovery rate
– Gold	87%	87%	—%
– Silver	47%	26%	81%
Produced (thousands)
– Gold (ounces)	114	90	27%
– Silver (ounces)	256	194	32%
– Copper (pounds)	600	—	—
– Gold equivalent ounces (1)	120	93	29%
Sold (thousands)
– Gold (ounces)	112	137	(18)%
– Silver (ounces)	326	477	(32)%
Average realized price
– Gold (per ounce)	$1,192	$1,229	(3)%
– Silver (per ounce)	$14.78	$16.77	(12)%
Total cash costs: by-product (per ounce)(2)	$359	$465	(23)%
Total cash costs: co-product (per ounce)(2)	$386	$498	(22)%
AISC (per ounce) (2)	$443	$573	(23)%
Mining cost (per tonne)	$2.71	$2.56	6%
Milling cost (per tonne)	$40.16	$51.56	(22)%
General and administrative cost (per tonne milled)	$10.24	$10.20	—
Financial Data (in millions) (3)
Revenues	$139	$177	(21)%
Depreciation and depletion	$13	$36	(64)%
Earnings from operations	$81	$69	17%
Expenditures on mining interests (4)	$9	$13	(31)%
– Sustaining	$9	$13	(31)%
– Expansionary	$—	$—	—

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,100 per ounce of gold and a by-product metal price of $15.00 per ounce of silver and $2.55 per pound of copper (2015 – $1,300; $22.00 and $3.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If silver were treated as a co-product, total cash costs for the three months ended March 31, 2016 would be $386 per ounce of gold and $5.27 per ounce of silver (three months ended March 31, 2015 – $498 and $7.47, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 28). Using actual realized sales prices, the co-product total cash costs for the three months ended March 31, 2016 would be $388 per ounce of gold and $4.81 per ounce of silver (three months ended March 31, 2015 – $500 and $6.82, respectively).

(3)
The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings (Loss) and Consolidated Balance Sheets, respectively. The financial data

GOLDCORP  |  15

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis. For the three months ended March 31, 2016, the Company's equity earnings from Pueblo Viejo were $35 million (three months ended March 31, 2015 – equity earnings of $28 million).

(4)	Expenditures on mining interests is shown on a cash basis.
Goldcorp's share of Pueblo Viejo's (40%-owned) gold and silver production for the first quarter of 2016 of 114,300 ounces and 255,900 ounces was 24,300 ounces, or 27%, and 62,000 ounces, or 32%, respectively, higher than the first quarter of 2015. Gold production was higher due to 24% higher head grades and 3% higher tonnes processed. The increase in tonnes processed in the first quarter of 2016 compared to the first quarter of 2015 was primarily due to lower throughput in first quarter 2015 due to autoclave availability. The increase in silver production was primarily attributable to 81% higher recoveries and 3% higher tonnes processed, partially offset by 31% lower head grades. Silver recoveries were lower in the first quarter of 2015 due to preg-robbing characteristics of ore with a high carbon content.
AISC for the first quarter of 2016 were $443 per ounce, a decrease of $130 per ounce compared to the first quarter of 2015 primarily due to lower operating costs ($237 per ounce) and lower sustaining capital expenditures ($43 per ounce), partially offset by lower sales volume ($139 per ounce), and lower by-product silver sales credits ($15 per ounce). The decrease in operating costs was primarily attributable to lower contractor costs ($6 million) and maintenance costs ($6 million) due to autoclave shutdowns in the first quarter of 2015 and lower energy costs as a result of lower prices compared to the first quarter of 2015.

GOLDCORP  |  16

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Red Lake, Canada

	Three Months Ended March 31
Operating Data	2016	2015	% Change
Tonnes of ore milled (thousands)	162	134	21%
Average mill head grade (grams/tonne)	16.27	26.04	(38)%
Average recovery rate	95%	97%	(2)%
Gold (thousands of ounces)
– Produced	79	107	(27)%
– Sold	84	107	(21)%
Average realized gold price (per ounce)	$1,183	$1,215	(3)%
Total cash costs: by-product (per ounce)	$546	$494	11%
AISC (per ounce)	$842	$799	5%
Mining cost (per tonne)	$179.44	$232.95	(23)%
Milling cost (per tonne)	$45.51	$48.00	(5)%
General and administrative cost (per tonne milled)	$54.00	$78.00	(31)%
Financial Data (in millions)
Revenues	$99	$131	(24)%
Depreciation and depletion	$31	$34	(9)%
Earnings from operations	$19	$42	(55)%
Expenditures on mining interests (1)	$31	$54	(43)%
– Sustaining	$21	$26	(19)%
– Expansionary	$10	$28	(64)%

(1)
Expenditures on mining interests is shown on a cash basis and includes expenditures incurred at the Cochenour project which is classified as expansionary capital. Capital expenditures at Cochenour for the three months ended March 31, 2016 were $9 million (three months ended March 31, 2015 – $23 million).

Gold production at Red Lake (100%-owned) for the first quarter of 2016 of 78,800 ounces was 28,600 ounces, or 26%, lower than the first quarter of 2015 due to 38% lower grades, partially offset by 21% higher mill throughput. The conversion to bulk mining is progressing as planned and resulting in improved mining efficiencies and operating costs which further resulted in significant reductions in mine, mill, and general and administrative unit costs. However, these improvements were more than offset by lower grades due to lower tonnes mined from the High Grade Zone ("HGZ"), as expected.
AISC for the first quarter of 2016 were $842 per ounce, an increase of $43 per ounce compared to the first quarter of 2015 due to lower gold production ($227 per ounce) and higher operating costs ($13 per ounce), partially offset by a weaker Canadian dollar ($127 per ounce), lower sustaining capital expenditures ($36 per ounce) and lower exploration expenses ($33 per ounce). The decrease in sustaining capital expenditures was due to lower capital development costs incurred at both the Red Lake and Campbell Complex as well as lower capital equipment purchases. The decrease in exploration expenditures was attributable to decreased drilling and development at HG Young.
In 2016, $36 million was budgeted for exploration (excluding Cochenour): $12 million for mine exploration, $20 million for HG Young ($10 million on drilling, $10 million on exploration development) and $4 million for grass roots, early concept targets and regional exploration.  The 2016 budget reflects 81,000 metres of drilling which will be focused on reserve replacement within the limits of Red Lake.  The main targets include the RZone, Far East, Upper Red Lake, NXT and HGZ.  HG Young has a total of 74,000 metres of drilling budgeted to target the expansion and conversion of the current defined resource.  Regional exploration has a total of 12,000 drill metres budgeted and will test early stage exploration targets.  During the first quarter of 2016, mine exploration drilling totaled 29,000 metres focused on the RZone, Upper Red Lake and Far East and HG Young completed 27,000 metres of drilling. Exploration expenditures incurred during the first quarter of 2016 were $7 million. In the second quarter of 2016, approximately 45,000 metres of exploration drilling is planned with a focus on mine exploration, HG Young and regional targets.  The first stages of exploration development costs for HG Young are anticipated during the second quarter of 2016.

GOLDCORP  |  17

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Éléonore, Canada

	Three Months Ended March 31
Operating Data	2016	2015	% Change
Tonnes of ore milled (thousands)	387	265	46%
Average mill head grade (grams/tonne)	5.65	4.63	22%
Average recovery rate	89%	86%	3%
Gold (thousands of ounces)
– Produced	67	33	103%
– Sold	70	34	106%
Average realized gold price (per ounce)	$1,187	$1,195	(1)%
Total cash costs: by-product (per ounce)	$804	$—	—
AISC (per ounce)	$965	$—	—
Mining cost (per tonne)	$60.08	$—	—
Milling cost (per tonne)	$41.56	$—	—
General and administrative cost (per tonne milled)	$40.65	$—	—
Financial Data (in millions)
Revenues (1)	$83	$—	—
Depreciation and depletion	$36	$—	—
Loss from operations	$(9)	$—	—
Expenditures on mining interests (2)	$21	$116	(82)%
– Sustaining	$11	$—	—
– Expansionary	$10	$116	(91)%

(1)
During the pre-commissioning production period (prior to April 1, 2015), costs incurred, net of proceeds from sales of $48 million, were offset against capitalized mining costs and are referred to as pre-operating expenditures.

(2)	Expenditures on mining interests is shown on a cash basis.
Éléonore (100%-owned), which commenced commercial production effective April 1, 2015, is an underground operation where ore is currently hoisted through the exploration shaft and supplemented through trucking to surface from the upper horizon of the mine. The production shaft is planned to be operational by the end of 2016, which will drive improvements in efficiencies and costs. The underground mining rate continues to ramp-up as planned to meet the nameplate mill capacity of 7,000 tonnes per day. Mine production is expected to average between 4,700 to 5,000 tonnes per day of ore from four production horizons in 2016. Development will continue to support expansion to six mining horizons to enable the ramp-up to a 7,000 tonnes per day mining and milling rate in the first half of 2018.
Production in 2015 included stockpiled material, while mill feed in 2016 comprises solely of material delivered directly from the mine.
Gold production in the first quarter of 2016 was 66,700 ounces. Tonnes mined were higher as mining continued across four horizons compared to two in the first quarter of 2015. Recovery improvements were the result of optimization of the sulphides circuit and an average recovery of 91% was achieved in March. With the folding and faulting of the ore body factored into the mine plan and accounted for in the improved stope designs, Éléonore remains on track to deliver throughput, grade, and recovery expectations for 2016.
Work on the production shaft continued in the first quarter of 2016 and focused on the ore handling system on the 690 level and the surface ore transfer building. Hoisting of ore through the production shaft is scheduled to begin in the third quarter of 2016.
In 2016, $5 million was budgeted for exploration to continue to target the 494 zone for reserve replacement and test the deep projection of the center and southern ore bodies and the 494 zone with a total of 25,800 metres of underground diamond drilling. During the first quarter of 2016, exploration drilling was focused on the lower south portion of the deposit (below 650 metres) with 1,469 metres and in the 494 area with 1,700 metres for a total of 3,169 metres. Exploration expenditures incurred during the first quarter of 2016 were $1 million. In the second quarter of 2016, exploration will be focusing on the 494 zone with 5,760 metres and on the deep projection of the south and central portion of the deposit with 3,000 metres with a budget of $2 million.

GOLDCORP  |  18

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Porcupine, Canada

	Three Months Ended March 31
Operating Data	2016	2015	% Change
Tonnes of ore milled (thousands)	910	761	20%
Hoyle Pond ore mined (thousands of tonnes)	102	72	42%
Hoyle Pond ore grade (grams/tonne)	14.92	16.28	(8)%
Dome ore mined (thousands of tonnes)	117	123	(5)%
Dome ore grade (grams/tonnes)	3.30	2.95	12%
Hollinger ore mined (thousands of tonnes)	389	61	538%
Hollinger ore grade (grams/tonnes)	0.78	1.36	(43)%
Stockpile ore mined (thousands of tonnes)	303	506	(40)%
Stockpile ore grade (grams/tonne)	0.61	0.80	(24)%
Average mill head grade (grams/tonne)	2.63	2.65	(1)%
Average recovery rate	90%	91%	(1)%
Gold (thousands of ounces)
– Produced	74	56	33%
– Sold	75	54	39%
Average realized gold price (per ounce)	$1,179	$1,209	(2)%
Total cash costs: by-product (per ounce)	$624	$874	(29)%
AISC (per ounce)	$837	$1,185	(29)%
Mining cost (per tonne)	$87.53	$121.48	(28)%
Milling cost (per tonne)	$7.39	$11.16	(34)%
General and administrative cost (per tonne milled)	$9.11	$16.60	(45)%
Financial Data (in millions)
Revenues	$89	$66	35%
Depreciation and depletion	$18	$11	64%
Earnings from operations	$23	$10	130%
Expenditures on mining interests (1)	$16	$16	—%
– Sustaining	$12	$13	(8)%
– Expansionary	$4	$3	33%

(1)
Expenditures on mining interests is shown on a cash basis and includes expenditures incurred at the Borden project which was acquired on March 13, 2015 and classified as expansionary capital. Capital expenditures at Borden for the three months ended March 31, 2016 were $3 million (three months ended March 31, 2015 – $2 million).

Porcupine (100%-owned) consists of four mining operations: Hoyle Pond, Dome, Stockpile, and Hollinger, all of which feed the Dome processing facility. During 2016, the Hollinger open pit ramped up after commencing twenty-four hour per day production in the fourth quarter of 2015. Two significant sources of ore will be exhausted in the second quarter with closure of the Dome underground around mid-2016 and the depletion of the Stockpiles.
During the first quarter of 2016, the Hoyle Deep project focused on commissioning the new underground shaft ("Winze"), hoist and material handling systems. Full commissioning and hand over to the operations team was completed on April 12, 2016. The completion of the Winze will allow more efficient movement of personnel and material to the lower levels of the mine. The new Winze will also increase the hoisting capacity of ore and waste to number one shaft.
Gold production for the first quarter of 2016 of 74,200 ounces was 18,200 ounces, or 33%, higher than the first quarter of 2015 due to 20% higher tonnage processed and the drawdown of in-circuit inventory. The higher mill tonnage relates to improvement in ore flow handling systems, the implementation of twenty-four hour per day production at Hollinger in late 2015 and milder weather conditions in the first quarter of 2016. Grades were impacted by mining the lower grade 92 pit area, which was mainly offset by higher grades at the Dome mine as planned.
AISC for the first quarter of 2016 were $837 per ounce, a decrease of $348 per ounce compared to the first quarter of 2015 due to higher gold production ($334 per ounce) and a weaker Canadian dollar ($83 per ounce), partially offset by higher operating costs ($62 per ounce), and higher sustaining capital expenditures ($7 per ounce).

GOLDCORP  |  19

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

In 2016, $6 million was budgeted for exploration with 57,000 metres of underground exploration drilling at Hoyle Pond and 10,500 metres of regional exploration drilling. During the first quarter of 2016, exploration focused on expanding current ore zones at Hoyle Pond, including expanding reserves and resources on down dip extensions of known veins.  A total of 18,000 metres were drilled compared to a budget of 14,500 metres.  Exploration expenditures incurred during the first quarter of 2016 were $1 million. In the second quarter of 2016, exploration will continue to focus on expanding reserves and resources at Hoyle Pond as well as commencing a surface exploration program.  In the second quarter of 2016 a total of 13,000 metres of underground exploration drilling and 2,600 metres of surface exploration drilling is planned with a budget of $1 million.

GOLDCORP  |  20

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite, Canada

	Three Months Ended March 31
Operating Data	2016	2015	% Change
Tonnes of ore milled (thousands)	289	271	7%
Average mill head grade (grams/tonne)	7.65	6.71	14%
Average recovery rate	96%	97%	(1)%
Gold (thousands of ounces)
– Produced	68	57	18%
– Sold	67	56	20%
Average realized gold price (per ounce)	$1,160	$1,207	(4)%
Total cash costs: by-product (per ounce)	$447	$759	(41)%
AISC (per ounce)	$553	$956	(42)%
Mining cost (per tonne)	$57.71	$80.04	(28)%
Milling cost (per tonne)	$11.81	$16.35	(28)%
General and administrative cost (per tonne milled)	$39.26	$44.68	(12)%
Financial Data (in millions)
Revenues	$78	$68	15%
Depreciation and depletion	$15	$13	15%
Earnings from operations	$31	$13	138%
Expenditures on mining interests (1)	$5	$9	(44)%
– Sustaining	$5	$9	(44)%
– Expansionary	$—	$—	—

(1)	Expenditures on mining interests is shown on a cash basis.
Gold production at Musselwhite (100%-owned) for the first quarter of 2016 of 67,700 ounces was 10,500 ounces, or 18%, higher than the first quarter of 2015 due to 14% higher grades and 7% higher mill throughput. Mill throughput increased from improvements in mine sequencing, which resulted in an increase in stope availability and tonnes mined. Higher grades were realized as planned.
AISC for the first quarter of 2016 were $553 per ounce, a decrease of $403 per ounce compared to the first quarter of 2015 primarily due to increased gold production ($155 per ounce), a weaker Canadian dollar ($101 per ounce), lower operating costs ($97 per ounce) and lower sustaining capital expenditures ($51 per ounce). The lower operating costs were primarily related to lower electricity and propane costs, and decreased labour costs.
In 2016, $9 million was budgeted for exploration with 55,000 metres of drilling on the West Limb, Upper Lynx and PQ Deeps.  During the first quarter of 2016, a total of 18,985 metres were drilled with a focus on reserve replacement in Saddle North Zone (West Limb) and the Upper Lynx, as well as resource definition in the Lynx North and T Antiform.  Exploration expenditures incurred during the first quarter of 2016 were $2 million.  In the second quarter of 2016, exploration will be focused on continued reserve and resource expansion, with a budget of $2 million.

GOLDCORP  |  21

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

OTHER MINE SITE OPERATING AND FINANCIAL DATA
The Company's Other operations consist of Los Filos in Mexico, Marlin in Guatemala, and its 37.5% interest in Alumbrera in Argentina.

Los Filos, Mexico

	Three Months Ended March 31
Operating Data	2016	2015	% Change
Tonnes of ore mined (thousands)	3,997	4,506	(11)%
Tonnes of waste removed (thousands)	5,695	11,487	(50)%
Ratio of waste to ore	1.5	2.6	(42)%
Tonnes of ore processed (thousands)	3,948	4,475	(12)%
Average grade processed (grams/tonne)	0.90	0.58	55%
Average recovery rate	57%	61%	(7)%
Gold (thousands of ounces)
– Produced	81	61	33%
– Sold	75	59	27%
Total cash costs: by-product (per ounce) (1)	$763	$891	(14)%
AISC (per ounce) (1)	$839	$1,164	(28)%
Financial Data (in millions)
Expenditures for mining interests (2)	$5	$15	(67)%
– Sustaining	$5	$15	(67)%
– Expansionary	$—	$—	—

(1)
Includes a $5 million cash reduction of the carrying value of the heap leach ore inventory to net realizable value during the three months ended March 31, 2015. Excluding the impact of the carrying value reduction, total cash costs: by-product were $810 per ounce and AISC were $1,083 per ounce for the three months ended March 31, 2015.

(2)	Expenditures on mining interests is shown on a cash basis.
During the first quarter of 2016, Los Filos (100%-owned) operated according to a revised mine plan with a smaller pit and lower stripping costs, improving grade in the near term.
Gold production for the first quarter of 2016 of 81,000 ounces was 20,300 ounces, or 33%, higher than the first quarter of 2015, mainly as a result of placement of 55% higher grade, partially offset by 12% lower ore tonnes placed due to the revised mine plan. The lower recovery relates to the mine sequence of ore types that were placed during the quarter.
AISC for the first quarter of 2016 were $839 per ounce, a decrease of $325 per ounce compared to the first quarter of 2015. Excluding the impact of the heap leach ore carrying value reductions of $5 million in the first quarter of 2015, all-in sustaining costs for first quarter of 2016 were $244 per ounce, or 23% lower, primarily due to higher gold production ($244 per ounce), lower sustaining capital expenditures ($122 per ounce) and weaker Mexican peso ($94 per ounce), partially offset by higher operating costs ($216 per ounce).
In 2016, $8 million was budgeted for a 34,480 metre exploration program drilling El Bermejal phase 3 in order to improve its strip ratio and extend the phase to the south aiming at shallow structures with high grade ore. Underground exploration drilling will be focused to extend current mining areas of Peninsular area. During the first quarter of 2016, exploration focused on El Bermejal phase 3 and its extension for a total of 8,720 drilling metres and 4,170 metres at the underground Peninsular area, with positive results to date confirming the continuity of the ore bodies.   Exploration expenses incurred during the first quarter of 2016 were $2 million. In the second quarter of 2016 exploration will continue to be focused on these targets for a total of 15,500 drilling metres, with a budget of $3 million.

GOLDCORP  |  22

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Marlin, Guatemala

	Three Months Ended March 31
Operating Data	2016	2015	% Change
Tonnes of ore milled (thousands)	293	346	(15)%
Average mill head grade (grams/tonne)
– Gold	3.84	4.24	(9)%
– Silver	171	172	(1)%
Average recovery rate
– Gold	97%	97%	—%
– Silver	95%	94%	1%
Produced (thousands of ounces)
– Gold	35	45	(22)%
– Silver	1,542	1,730	(11)%
– Gold equivalent ounces (1)	62	75	(17)%
Sold (thousands of ounces)
– Gold	36	43	(16)%
– Silver	1,570	1,700	(8)%
Total cash costs: by-product (per ounce) (2)	$728	$435	67%
Total cash costs: co-product (per ounce) (2)	$858	$685	25%
AISC (per ounce)	$940	$1,011	(7)%
Financial Data (in millions)
Expenditures on mining interests (3)	$2	$19	(89)%
– Sustaining	$2	$19	(89)%
– Expansionary	$—	$—	—

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,100 per ounce of gold; by-product metal prices of $15.00 per ounce of silver; $2.55 per pound of copper; $0.80 per pound zinc; and $0.80 per pound of lead (2015 – $1,300; $22.00; $3.00; $0.90; and $0.90, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three months ended March 31, 2016 would be $858 per ounce of gold and $11.94 per ounce of silver (2015 – $685 and $10.50, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 28). Using actual realized sales prices, the co-product total cash costs for the three months ended March 31, 2016 would be $883 per ounce of gold and $11.36 per ounce of silver (2015 – $704 and $10.01, respectively).

(3)	Expenditures on mining interests is shown on a cash basis.
Marlin (100%-owned) is currently scheduled for closure in the fourth quarter of 2016. An extensive drill program for the remainder of 2016 will be focused on targets near current operations in an effort to extend the life of the mine.
Gold production for the first quarter of 2016 of 35,400 ounces was 9,900 ounces, or 22%, lower than the first quarter of 2015. Silver production of 1,541,500 ounces, was 188,000 ounces, or 11%, lower than the first quarter of 2015. The lower gold and silver production were in line with expectations. Mining costs for the first quarter of 2016 were negatively impacted by the fact that costs associated with development and drilling to convert resources into reserves are being expensed in 2016 given the short remaining mine life.
AISC for the first quarter of 2016 were $940 per ounce, a decrease of $71 per ounce compared to the first quarter of 2015 due primarily to lower sustaining capital expenditures ($472 per ounce), offset partially by lower gold sales volume ($320 per ounce) and higher operating costs ($69 per ounce).
In 2016, $4 million was budgeted for exploration in targets within the current mining license. During the first quarter of 2016, exploration focused on West Vero and Marlin veins in order to increase short term reserves, where 21,000 metres were drilled.  Exploration expenditures incurred during the first quarter of 2016 were $2 million. In the second quarter of 2016, exploration will be focused on the same veins, with a budget of $2 million.

GOLDCORP  |  23

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera, Argentina (Goldcorp’s interest: 37.5%)
(tabular amounts below represent Goldcorp's proportionate 37.5% share)

	Three Months Ended March 31
Operating Data	2016	2015	% Change
Tonnes of ore mined (thousands)	2,937	3,616	(19)%
Tonnes of waste removed (thousands)	2,773	3,232	(14)%
Ratio of waste to ore	0.9	0.9	—%
Tonnes of ore milled (thousands)	3,192	3,221	(1)%
Average mill head grade
– Gold (grams/tonne)	0.35	0.24	46%
– Copper	0.28%	0.19%	47%
Average recovery rate
– Gold	70%	65%	8%
– Copper	84%	69%	22%
Produced (thousands)
– Gold (ounces)	26	16	58%
– Copper (pounds)	16,600	9,200	80%
– Gold equivalent ounces (1)	64	37	73%
Sold (thousands)
– Gold (ounces)	29	20	45%
– Copper (pounds)	19,100	15,000	27%
Total cash costs: by-product (per gold ounce) (2)	$1,036	$751	38%
Total cash costs: co-product (per gold ounce) (2)	$876	$814	8%
AISC (per gold ounce)	$1,115	$971	15%
Financial Data (in millions)
Expenditures on mining interests (3)	$—	$1	(100)%
– Sustaining	$—	$—	—
– Expansionary	$—	$1	(100)%

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,100 per ounce of gold and a by-product metal price of $2.55 per pound of copper (2015 – $1,300 and $3.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three months ended March 31, 2016 would be $876 per ounce of gold and $2.31 per pound of copper (three months ended March 31, 2015 – $814 and $2.36, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 28). Using actual realized sales prices, the co-product total cash costs for the three months ended March 31, 2016 would be $1,079 per ounce of gold and $2.05 per pound for copper (three months ended March 31, 2015 – $943 and $2.22, respectively).

(3)	Expenditures on mining interests is shown on a cash basis.
Goldcorp’s share of Alumbrera’s (37.5%-owned) gold and copper production for the first quarter of 2016 of 25,500 ounces and 16.6 million pounds was 9,400 ounces, or 58%, higher and 7.4 million pounds, or 80%, higher, respectively, than the first quarter of 2015. Gold and copper production increased due to higher grades and recoveries. Completion of mining in the Bajo el Durazno pit is anticipated by the end of 2016, with the mine currently scheduled to enter care and maintenance in 2017.
AISC for the first quarter of 2016 were $1,115 per ounce, an increase of $144 per ounce compared to the first quarter of 2015 due to higher operating costs ($1,445 per ounce) and lower by-product copper sales credits ($507 per ounce), partially offset by higher sales volume ($926 per ounce), higher devaluation of Argentine Peso ($812 per ounce), lower reclamation accretion expense ($47 per ounce) and lower sustaining capital expenditures ($23 per ounce).
The positive provisional pricing impact of higher realized copper prices during the first quarter of 2016 was $3 million.

GOLDCORP  |  24

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW

The Company has several projects underway that provide potential production growth and growth in NAV. The current project milestones for 2016 and 2017 are outlined below.

	2016				2017
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Peñasquito – Pyrite Leach Project (100%)	Feasibility study
Musselwhite – Materials Handling Project (100%)	Feasibility study
Red Lake – HG Young (100%)	Concept study
Red Lake – Cochenour (100%)	Advanced exploration
Peñasquito – Camino Rojo Oxide Project (100%)	Pre-feasibility study
Porcupine – Borden (100%)	Pre-feasibility study
Project Corridor (50%)	Trade-off studies		Pre-feasibility study
The Company has budgeted approximately $100 million in 2016 to bring our internal growth projects through their various study phases. This excludes any incremental investments once projects are approved for construction. Peñasquito's Pyrite Leach Project and Musselwhite's Material Handling Project are expected to be brought to the Board for an investment decision around the middle of the year.
Project expenditures relating to the Company's growth projects for the three months ended March 31, 2016 were as follows:

Project	(in millions)
Peñasquito – Pyrite Leach Project	$4
Musselwhite – Materials Handling Project	—
Red Lake – HG Young	3
Red Lake – Cochenour	11
Peñasquito – Camino Rojo Oxide Project	1
Porcupine – Borden	3
Project Corridor (50%)	4
TOTAL	$26
Of the $26 million expenditures for the three months ended March 31, 2016, $23 million are included in expenditures on mining interests and $3 million, relating to HG Young, have been expensed as exploration.
Peñasquito: Pyrite Leach Project ("PLP")
The PLP envisages leaching a pyrite concentrate from the zinc flotation circuit tails to recover gold and silver that would otherwise report to the tailings facility. An investment decision on the PLP is expected around the middle of 2016, which, if approved, is expected to be in production in the first quarter of 2019.

Musselwhite: Materials Handling Project ("MHP")
The MHP has the potential to increase production, decrease operating costs and improve safety by shortening the underground haul distance through installing an internal winze. A feasibility study is expected to be completed in June 2016. If approved, the MHP is expected to be in operation by the end of 2018.

Red Lake: HG Young
HG Young ("HGY") is an exploration discovery in close proximity to our 100%-owned Red Lake operation.

HGY is currently in the early concept study phase, which is expected to be completed in the fourth quarter of 2016. Assuming a positive business case based on exploration results, the Company expects to commence a pre-feasibility study in the first half of 2017. During the first quarter of 2016, exploration drilling continued with 5 drills: 2 on surface and 3 underground for a total of 10,162 metres. Drilling has been focused on grass roots and defining the plunge of the mineralization at the 14 level.

GOLDCORP  |  25

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Red Lake: Cochenour Project
100%-owned Cochenour combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery in the Red Lake camp. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine and in the future, is expected to provide an additional source of ore feed for our Red Lake Mine.
Exploration drilling remained a focus during the first quarter of 2016, with a total of 25,500 metres drilled. Drilling in the core area of the deposit (3990 foot level) continues to increase data density and is improving the understanding of projections and orientations of mineralization. Exploration development has cross-cut the mineralization on a sub-level below the 3990L and preparations are advancing towards development of sills, later in 2016, along the structure on two levels.  A rigorous sampling program is being devised that will enable reconciliation with the mined material and validated through the use of a sampling tower. A new program of drilling, sampling and test mining is expected to be completed by the end of 2016.
Capital expenditures excluding investment tax credits, during the three months ended March 31, 2016 amounted to $11 million. Project expenditures have been included as expansionary capital in expenditures on mining interests in Red Lake.

Peñasquito: Camino Rojo Oxide Project
The Camino Rojo Oxide project is located approximately 50 kilometres southeast of Peñasquito and includes a 3,389 square kilometre land position.
Work in 2016 is focused on updating the pre-feasibility study for the oxide resource and is expected to be completed by the fourth quarter of 2016. Capital expenditures, excluding capitalized interest, during the three months ended March 31, 2016 were $1 million. Project expenditures have been included as expansionary capital in expenditures on mining interests in Peñasquito.

Porcupine: Borden Project
100%-owned Borden is located near Chapleau in Ontario, approximately 160 kilometres west of our Porcupine mine, and comprises 786 square kilometres of claims.
Borden is currently in the pre-feasibility study phase. An advanced exploration permit is expected by late 2016 which would allow for the construction of a ramp into the deposit and the extraction of a 30,000 tonne bulk sample, providing an underground platform for exploration drilling of a deposit that still remains open at depth and laterally. The Company expects to complete the pre-feasibility study during the first quarter of 2017.
Exploration is focused on discovery of additional resources along strike from the known Borden deposit and evaluation of the large regional land package.
Capital expenditures, excluding capitalized interest, for the three months ended March 31, 2016 were $3 million. Project expenditures have been included as expansionary capital in expenditures on mining interests in Porcupine.

Project Corridor
50%-owned Corridor comprises the El Morro gold/copper deposit and the Relincho copper/molybdenum deposit and is one of the largest undeveloped copper-gold-molybdenum projects in the Americas.
Based on the results of a Preliminary Economic Assessment completed in the third quarter of 2015, Corridor contemplates a conveyor to transport ore from the El Morro deposit to a concentrator at the Relincho deposit. The integrated project allows for the optimization of both resources, resulting in a longer mine life of approximately 32 years, based on existing proven and probable reserves, with the scope for further extensions given the significant exploration potential across the combined property. This approach has the potential to generate a number of key benefits over two standalone projects including a reduced environmental footprint, sustainable benefits to the community (through employment, local business opportunities and robust community investment), lower operating costs, improved capital efficiency, an optimized mine plan, and a longer mine life. Corridor has commenced engagement with communities and other stakeholders to help guide the project's development.
The Company has completed an opportunity framing workshop and commenced various trade off studies with completion expected in mid-2016. The pre-feasibility study will commence following the completion of the trade off studies, and is expected to be completed in mid-2017. Environmental Impact Assessment baseline studies are expected to commence in mid-2016.
Goldcorp's share of the joint venture's capital expenditures, excluding capitalized interest, during the three months ended March 31, 2016 were $4 million.

GOLDCORP  |  26

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and economic performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, the Company's non-GAAP performance measures are disclosed on a per gold ounce basis.
The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Alumbrera, Pueblo Viejo, and Project Corridor subsequent to the formation of the joint venture on November 24, 2015. The inclusion of Project Corridor in the Company's non-GAAP performance measures only impacts the Company's free cash flow metric at this time as it is a development stage project. The Company believes that disclosing certain performance measures on an attributable basis provides useful information about the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

TOTAL CASH COSTS: BY-PRODUCT
Total cash costs: by-product incorporate Goldcorp’s share of all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product silver, lead, zinc and copper credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs: by product per gold ounce to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.
The Company reports total cash costs: by-product on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.
The Company also reports total cash costs: co-product as a secondary metric to provide further information to the Company's stakeholders. Total cash costs: co-product, per gold ounce, are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of total cash costs: co-product were as follows:

	2016	2015	2014
Gold (per ounce)	$1,100	$1,200	$1,200
Silver (per ounce)	$15	$18	$20
Copper (per pound)	$2.53	$3.00	$3.00
Lead (per pound)	$0.80	$0.95	$1.00
Zinc (per pound)	$0.80	$1.00	$0.90

GOLDCORP  |  27

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

The following tables provide a reconciliation of total cash costs: by-product per ounce to the consolidated financial statements:

Three months ended March 31, 2016:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Total Cash Costs: by-product	Ounces (thousands)	Total Cash Costs: by-product per ounce (2), (3)
Peñasquito	$172	$(142)	$31	$61	122	$513
Cerro Negro	68	(19)	—	49	128	381
Red Lake	46	—	—	46	84	546
Éléonore	56	—	—	56	70	804
Porcupine	47	—	—	47	75	624
Musselwhite	30	—	—	30	67	447
Other mines	109	(23)	—	86	112	752
Total before associates and discontinued operations	$528	$(184)	$31	$375	658	$596
Pueblo Viejo	45	(5)	—	40	112	359
Other associate	66	(41)	6	31	29	1,036
TOTAL	$639	$(230)	$37	$446	799	$557

Three months ended March 31, 2015:

	Production Costs (1)	By-Product Credits	Non-cash Reclamation and Closure Cost Obligations	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by-product	Ounces (thousands)	Total Cash Costs: by-product per ounce (2), (3)
Peñasquito	$229	$(194)	$—	$41	$2	$78	175	$457
Cerro Negro	137	(40)	—	—	—	97	161	603
Red Lake	50	—	—	—	4	54	107	494
Éléonore	—	—	—	—	—	—	—	—
Porcupine	44	—	—	—	4	48	54	874
Musselwhite	40	—	—	—	3	43	56	759
Other mines	98	(29)	—	—	1	70	102	697
Corporate	22	—	(22)	—	—	—	—	—
Total before associates and discontinued operations	$620	$(263)	$(22)	$41	$14	$390	655	$597
Pueblo Viejo	72	(8)	—	—	—	64	137	465
Other associate	48	(38)	—	5	—	15	20	751
Discontinued Operations	15	—	—	—	—	15	15	941
TOTAL	$755	$(309)	$(22)	$46	$14	$484	827	$585

(1)	$17 million in royalties are included in production costs for the three months ended March 31, 2016 (three months ended March 31, 2015 – $24 million).

(2)	Total cash costs: by-product per ounce may not calculate based on amounts presented in these tables due to rounding.

(3)
If silver, lead, zinc and copper for Peñasquito, silver for Marlin, silver and copper for Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total cash costs: co-product from continuing operations for the three months ended March 31, 2016, would be $604 per ounce of gold, $9.09 per ounce of silver, $2.31 per pound of copper, $0.72 per pound of zinc, and $0.76 per pound of lead (three months ended March 31, 2015 – $664 per ounce of gold. $9.79 per ounce of silver, $2.36 per pound of copper, $0.80 per pound of zinc, and $0.81 per pound of lead). Goldcorp's share of total cash costs: co-product, including discontinued operations, for the three months ended March 31, 2016, would be $604 per ounce of gold, $9.09 per ounce of silver, $2.31 per pound of copper, $0.72 per pound of zinc, and $0.76 per pound of lead (three months ended March 31, 2015 – $670 per ounce of gold, $9.79 per ounce of silver, $2.36 per pound of copper, $0.80 per pound of zinc, and $0.81 per pound of lead).

GOLDCORP  |  28

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ALL-IN SUSTAINING COSTS
AISC include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore new project capital is excluded. Certain other cash expenditures, including tax payments, dividends and financing costs are also excluded.
The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
The Company reports AISC on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.
The following tables provide a reconciliation of all-in sustaining costs per ounce to the consolidated financial statements:

Three months ended March 31, 2016:

	Total cash costs: by-product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total all-in sustaining costs	Ounces (thousands)	Total all-in sustaining costs per ounce (1)
Peñasquito	$61	$—	$1	$2	$57	$121	122	$1,004
Cerro Negro	49	—	—	2	14	65	128	503
Red Lake	46	—	3	1	21	71	84	842
Éléonore	56	—	—	—	11	67	70	965
Porcupine	47	—	—	3	12	62	75	837
Musselwhite	30	—	2	—	5	37	67	553
Other mines	86	—	2	4	7	99	112	876
Corporate	—	57	2	—	4	63	—	80
Total before associates and discontinued operations	$375	$57	$10	$12	$131	$585	658	$891
Pueblo Viejo	40	—	—	1	9	50	112	443
Other associate	31	—	—	2	—	33	29	1,115
TOTAL	$446	$57	$10	$15	$140	$668	799	$836

GOLDCORP  |  29

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Three months ended March 31, 2015:

	Total cash costs: by-product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total all-in sustaining costs	Ounces (thousands)	Total all-in sustaining costs per ounce (1)
Peñasquito	$78	$—	$1	$2	$40	$121	175	$702
Cerro Negro	97	—	—	1	15	113	161	704
Red Lake	54	—	6	1	26	87	107	799
Éléonore	—	—	—	—	—	—	—	—
Porcupine	48	—	1	3	13	65	54	1,185
Musselwhite	43	—	2	—	9	54	56	956
Other mines	70	—	2	6	34	112	102	1,099
Corporate	—	55	2	—	9	66	—	84
Total before associates and discontinued operations	$390	$55	$14	$13	$146	$618	655	$943
Pueblo Viejo	64	—	—	1	13	78	137	573
Other associate	15	—	—	3	1	19	20	971
Discontinued Operations	15	1	—	—	1	17	15	996
TOTAL	$484	$56	$14	$17	$161	$732	827	$885

(1)	AISC may not calculate based on amounts presented in these tables due to rounding.

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. This definition includes, but is not limited to, capitalized stripping costs at open pit mines and underground mine development. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

Three months ended	March 31 2016	March 31 2015
Expenditures on mining interests per consolidated financial statements	$173	$393
Payment of finance lease obligations per consolidated financial statements	1	—
Expenditures on mining interests by Alumbrera, Pueblo Viejo and Project Corridor (1)	7	15
Goldcorp’s share of expenditures on mining interests and deposits	$181	$408
Sustaining capital expenditures	$140	$160
Expansionary capital expenditures	41	248
	$181	$408

(1)
Expenditures on mining interests by Alumbrera, Pueblo Viejo and Project Corridor represent mining interest expenditures, net of additional funding investments, which are included in expenditures on mining interests per the consolidated financial statements.

All-in costs per ounce, including discontinued operations, for the three months ended March 31, 2016 were $891 per ounce (three months ended March 31, 2015 – $1,210) and comprises those costs included in AISC, including discontinued operations, expansionary capital expenditures, and reclamation accretion and revisions to reclamation closure obligations at the Company's closed and inactive sites.

GOLDCORP  |  30

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

ADJUSTED OPERATING CASH FLOWS AND FREE CASH FLOWS
Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows before working capital changes. Free cash flows comprises Goldcorp’s share of net cash provided by operating activities, calculated on an attributable basis, and includes the Company’s share of expenditures on mining interests and deposits on mining interests expenditures and capitalized interest paid. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.
The following tables provide a reconciliation of net cash provided by operating activities in the consolidated financial statements to Goldcorp’s share of adjusted operating cash flows:

Three months ended	March 31 2016	March 31 2015
Net cash provided by operating activities of continuing operations	$59	$51
Change in working capital	206	220
Adjusted operating cash flows provided by Alumbrera and Pueblo Viejo	65	92
Goldcorp’s share of adjusted operating cash flows	$330	$363
Including discontinued operations
Adjusted operating cash flows – Wharf	—	3
Goldcorp’s share of adjusted operating cash flows including discontinued operations	$330	$366
The following tables provide a reconciliation of net cash provided by operating activities per the consolidated financial statements to Goldcorp’s share of free cash flows:

Three months ended	March 31 2016	March 31 2015
Net cash provided by operating activities of continuing operations	$59	$51
Expenditures on mining interests	(173)	(393)
Finance lease payments	(1)	—
Interest paid	(9)	(30)
Consolidated free cash flows	(124)	(372)
Free cash flows provided by Alumbrera, Pueblo Viejo and Project Corridor, net	23	45
Goldcorp's share of free cash flows	(101)	(327)
Free cash flows – Wharf	—	6
Goldcorp's share of free cash flows including discontinued operations	$(101)	$(321)

GOLDCORP  |  31

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS RISK EXPOSURE
The Company manages its exposures to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Finance Risk Management Policy. The Company's exposures to financial risks and how the Company manages each of those risks are described in note 27(e) to the Company's consolidated financial statements for the year ended December 31, 2015. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2016, except as noted below:

(i)	Liquidity risk
During the three months ended March 31, 2016, the Company generated operating cash flows from continuing operations, one of the Company's main sources of liquidity, of $59 million (2015 – $51 million). At March 31, 2016, Goldcorp held cash and cash equivalents of $401 million (December 31, 2015 – $326 million), money market investments of $57 million (December 31, 2015 – $57 million), and had working capital of $645 million (December 31, 2015 – $282 million), which the Company defines as current assets less current liabilities.
During the three months ended March 31, 2016, the Company utilized its revolving credit facility and made a net draw down of $250 million (2015 – $300 million) against the facility. At March 31, 2016, the balance outstanding on the revolving credit facility was $250 million (December 31, 2015 – $nil) with $2.75 billion available for the Company's use (December 31, 2015 – $3.0 billion).
At March 31, 2016, the Company had letters of credit outstanding in the amount of $616 million (December 31, 2015 – $580 million) of which $306 million (December 31, 2015 – $275 million) represents guarantees for reclamation obligations and $211 million (December 31, 2015 – $211 million) represents guarantees for certain of the Company's Argentine debt. The Company's capital commitments for the next twelve months amounted to $74 million at March 31, 2016.

(ii)	Market risk
Currency risk
During the three months ended March 31, 2016, the Company recognized a net foreign exchange loss of $33 million (excluding the foreign exchange loss relating to taxes) (2015 – gain of $15 million). Based on the Company’s net foreign currency exposures (other than those relating to taxes) at March 31, 2016, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in a $10 million decrease or increase in the Company’s net earnings, respectively.
During the three months ended March 31, 2016, the Company recognized a net foreign exchange loss of $15 million in income tax expense on income taxes receivable/(payable) and deferred income taxes (2015 – $131 million). Based on the Company’s net foreign currency exposures relating to taxes at March 31, 2016, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in a $208 million decrease or increase in the Company's net earnings, respectively.

OUTSTANDING SHARE DATA
As at April 27, 2016, there were 832 million common shares of the Company issued and outstanding and 14 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$8.54 per share to C$48.72 per share.

GOLDCORP  |  32

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

OTHER RISKS AND UNCERTAINTIES
The Company’s process to manage its risks and other uncertainties, including the risks related to the Company’s foreign operations, government, environmental, and other regulations, and operating costs is continuous and dynamic. Changes to these risks that result from changing internal and external factors are evaluated on a quarterly basis and significant changes in risks and corresponding mitigation activities are reported quarterly to the Company’s Board of Directors. A detailed discussion of the Company's risks can be found on pages 79 to 94 of our Annual Information Form and detailed discussion of the Company’s risk management process can be found on pages 56 to 57 of our 2015 Annual Report.
The following section provides an update of changes in the Company's risks and other uncertainties since the filing of our 2015 Annual Information Form.
Argentina

i.	Province of Santa Cruz, Argentina
Issued in 2013, Law 3318 created a new form of tax in Argentina's Province of Santa Cruz for mining companies. The tax was levied on 1% of the value of mine reserves reported in feasibility studies and financial statements inclusive of variations resulting from ongoing exploitation. The Company filed a legal claim disputing the constitutionality of the tax with the National Supreme Court of Argentina which accepted jurisdiction of the matter. The Company paid the required tax installments under protest for the years ended December 31, 2015, 2014 and 2013. On December 31, 2015 Law 3318 was abrogated. The Company and the Province have entered into a settlement agreement and once it has been approved by the National Supreme Court of Argentina, the claim will be withdrawn.

BASIS OF PREPARATION
The Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting ("IAS 34") as issued by the IASB. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015.
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2015, except for the following:
The Company has applied the amendments to IFRSs included in the Annual Improvements 2012-2014 cycle and a number of narrow scope amendments to certain IFRSs and IASs which are effective for annual periods beginning on or after January 1, 2016. The amendments did not have an impact on the Company's consolidated financial statements.

CRITICAL JUDGEMENTS AND ESTIMATES
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgements and estimates applied in the preparation of the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2016 are consistent with those applied and disclosed in notes 5 and 6 of its audited consolidated financial statements for the year ended December 31, 2015.

GOLDCORP  |  33

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

GOLDCORP  |  34

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” , “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” , “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plan, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2015 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

GOLDCORP  |  35

First Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Gil Lawson, P.Eng., Vice President, Geology and Mine Planning for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101, or the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves equivalent. All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s Annual Information Form for the year ended December 31, 2015 and the current technical report for those properties, all available at www.sedar.com.
Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: The Mineral Resource and Mineral Reserve estimates contained in this MD&A have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with the CIM -Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”) which were incorporated by reference in NI 43-101. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under United States securities laws. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this MD&A containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

GOLDCORP  |  36

APPENDIX

GOLDCORP INC
GOLD AND SILVER RESERVES AND RESOURCES SUMMARY TABLE
	As of December 31, 2015
Reserves	Contained Gold (Moz)	Contained Silver (Moz)
Proven	19.4	478.5
Probable	21.3	226.1
Proven & Probable	40.7	704.6

Resources
Measured	6.7	126.8
Indicated	31.1	351.5
Measured & Indicated	37.8	478.3
Inferred	18.4	68.0

GOLDCORP INC
PROVEN AND PROBABLE RESERVES (1)(4)(5)
Based on attributable ounces
GOLD		As of December 31
		2015
		Mt	Au g/t	Moz
Peñasquito Mill	Mexico	586.68	0.52	9.87
Pueblo Viejo (40.0%)	Dominican Republic	62.58	2.97	5.97
Éléonore	Canada	28.32	5.87	5.35
Cerro Negro	Argentina	15.02	9.64	4.66
El Morro (50.0%)	Chile	299.53	0.46	4.46
Porcupine	Canada	43.82	1.51	2.13
Red Lake	Canada	7.10	9.10	2.08
Musselwhite	Canada	7.88	6.80	1.72
Camino Rojo	Mexico	66.13	0.76	1.62
Los Filos	Mexico	40.50	1.12	1.46
Borden	Canada	4.17	6.38	0.86
Peñasquito Heap Leach	Mexico	21.78	0.43	0.30
Marlin	Guatemala	0.81	5.07	0.13
Alumbrera (37.5%)	Argentina	10.95	0.35	0.12
Dee (40.0%)	United States	—	—	—
TOTAL GOLD		1,195.27	1.06	40.73
SILVER		Mt	Ag g/t	Moz
Peñasquito Mill	Mexico	586.68	30.04	566.55
Pueblo Viejo (40.0%)	Dominican Republic	62.58	17.94	36.10
Cerro Negro	Argentina	15.02	74.69	36.07
Camino Rojo	Mexico	66.13	15.22	32.37
Peñasquito Heap Leach	Mexico	21.78	22.00	15.41
Los Filos	Mexico	40.50	8.10	10.55
Marlin	Guatemala	0.81	290.21	7.54
Dee (40.0%)	United States	—	—	—
TOTAL SILVER		793.50	27.62	704.59

GOLDCORP  |  37

COPPER		Mt	% Cu	Mlbs
Relincho (50.0%)	Chile	619.57	0.37	5,087
El Morro (50.0%)	Chile	299.53	0.49	3,251
Pueblo Viejo (40.0%)	Dominican Republic	62.58	0.09	130
Alumbrera (37.5%)	Argentina	10.95	0.34	83
TOTAL COPPER		992.63	0.39	8,552
LEAD		Mt	% Pb	Mlbs
Peñasquito Mill	Mexico	586.68	0.29	3,701.26
TOTAL LEAD		586.68	0.29	3,701.26
ZINC		Mt	% Zn	Mlbs
Peñasquito Mill	Mexico	586.68	0.69	8,885.91
TOTAL ZINC		586.68	0.69	8,885.91
MOLYBDENUM		Mt	% Mo	Mlbs
Relincho (50.0%)	Chile	619.57	0.017	238.90
TOTAL MOLYBDENUM		619.57	0.017	238.90

GOLDCORP INC MEASURED AND INDICATED RESOURCES (1)(2)(3)(4)(6)
Based on attributable ounces
GOLD		As of December 31
		2015
		Mt	Au g/t	Moz
Los Filos	Mexico	357.88	0.84	9.65
Camino Rojo	Mexico	234.24	1.00	7.53
Pueblo Viejo (40.0%)	Dominican Republic	65.25	2.46	5.15
Porcupine	Canada	103.00	1.39	4.59
Red Lake	Canada	3.71	19.02	2.27
Peñasquito Mill	Mexico	245.33	0.28	2.20
Cerro Negro	Argentina	6.88	5.78	1.28
Cerro Blanco	Guatemala	2.05	12.69	0.84
Éléonore	Canada	4.58	5.49	0.81
Alumbrera (37.5%)	Argentina	69.30	0.35	0.78
Noche Buena	Mexico	52.88	0.37	0.63
El Morro (50.0%)	Chile	46.18	0.41	0.61
Borden	Canada	2.61	5.81	0.49
Musselwhite	Canada	1.83	6.00	0.35
San Nicolas (21.0%)	Mexico	19.26	0.46	0.28
Peñasquito Heap Leach	Mexico	47.54	0.17	0.26
Marlin	Guatemala	0.49	4.26	0.07
Dee (40.0%)	United States	—	—	—
El Sauzal	Mexico	—	—	—
TOTAL GOLD		1,263.01	0.93	37.78

GOLDCORP  |  38

SILVER		Mt	Ag g/t	Moz
Peñasquito Mill	Mexico	245.33	26.90	212.15
Los Filos	Mexico	357.88	7.62	87.63
Camino Rojo	Mexico	234.24	8.86	66.70
Pueblo Viejo (40.0%)	Dominican Republic	65.25	14.19	29.77
Peñasquito Heap Leach	Mexico	47.54	19.26	29.45
Noche Buena	Mexico	52.88	12.47	21.19
San Nicolas (21.0%)	Mexico	19.26	26.70	16.53
Cerro Negro	Argentina	6.88	41.14	9.09
Marlin	Guatemala	0.49	198.96	3.12
Cerro Blanco	Guatemala	2.05	40.13	2.64
Dee (40.0%)	United States	—	—	—
TOTAL SILVER		1,031.79	14.42	478.28
COPPER		Mt	% Cu	Mlbs
Relincho (50.0%)	Chile	198.50	0.32	1,421
San Nicolas (21.0%)	Mexico	19.26	1.24	527
El Morro (50.0%)	Chile	46.18	0.42	427
Alumbrera	Argentina	69.30	0.22	340
Pueblo Viejo (40.0%)	Dominican Republic	65.25	0.08	119
TOTAL COPPER		398.49	0.32	2,834
LEAD		Mt	% Pb	Mlbs
Peñasquito Mill	Mexico	245.33	0.24	1,296.55
Camino Rojo	Mexico	215.85	0.06	276.59
TOTAL LEAD		461.18	0.15	1,573.14
ZINC		Mt	% Zn	Mlbs
Peñasquito Mill	Mexico	245.33	0.59	3,175
Camino Rojo	Mexico	215.85	0.19	914
San Nicolas (21.0%)	Mexico	19.26	1.68	713
TOTAL ZINC		480.44	0.45	4,802
MOLYBDENUM		Mt	% Mo	Mlbs
Relincho (50.0%)	Chile	198.50	0.011	48.25
TOTAL MOLYBDENUM		198.50	0.011	48.25

GOLDCORP  |  39

GOLDCORP INC
INFERRED RESOURCES (1)(2)(3)(4)(6)
Based on attributable ounces
GOLD		As of December 31
		2015
		Mt	Au g/t	Moz
Los Filos	Mexico	141.04	0.80	3.62
El Morro (50.0%)	Chile	339.03	0.30	3.23
Éléonore	Canada	9.97	7.11	2.28
Red Lake	Canada	3.45	19.86	2.20
Cochenour	Canada	4.16	16.36	2.19
Porcupine	Canada	13.85	3.69	1.64
Musselwhite	Canada	5.93	5.82	1.11
Cerro Negro	Argentina	2.17	7.19	0.50
Camino Rojo	Mexico	17.38	0.84	0.47
Borden	Canada	2.09	5.49	0.37
Alumbrera (37.5%)	Argentina	22.50	0.33	0.24
Cerro Blanco	Guatemala	0.75	9.34	0.23
Peñasquito Mill	Mexico	19.49	0.30	0.19
Pueblo Viejo (40.0%)	Dominican Republic	1.56	1.96	0.10
Noche Buena	Mexico	4.30	0.22	0.03
San Nicolas (21.0%)	Mexico	2.28	0.26	0.02
Peñasquito Heap Leach	Mexico	0.57	0.31	0.01
Marlin	Guatemala	0.06	5.93	0.01
Dee (40.0%)	United States	—	—	—
TOTAL GOLD		590.55	0.97	18.42
SILVER		Mt	Ag g/t	Moz
Los Filos	Mexico	141.04	9.18	41.64
Peñasquito Mill	Mexico	19.49	20.64	12.93
Camino Rojo	Mexico	17.38	9.41	5.26
Cerro Negro	Argentina	2.17	44.68	3.11
San Nicolas (21.0%)	Mexico	2.28	17.40	1.27
Noche Buena	Mexico	4.30	8.80	1.22
Cerro Blanco	Guatemala	0.75	43.61	1.06
Pueblo Viejo (40.0%)	Dominican Republic	1.56	13.93	0.70
Marlin	Guatemala	0.06	268.27	0.54
Peñasquito Heap Leach	Mexico	0.57	15.49	0.28
Dee (40.0%)	United States	—	—	—
TOTAL SILVER		189.58	11.16	68.01
COPPER		Mt	% Cu	Mlbs
El Morro (50.0%)	Chile	339.03	0.35	2,595
Relincho (50.0%)	Chile	305.41	0.38	2,550
Alumbrera (37.50%)	Argentina	22.50	0.14	70
San Nicolas (21.0%)	Mexico	2.28	1.24	62.25
Pueblo Viejo (40.0%)	Dominican Republic	1.56	0.04	1.43
TOTAL COPPER		670.78	0.36	5,278.54

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LEAD		Mt	% Pb	Mlbs
Peñasquito Mill	Mexico	19.49	0.25	107.28
Camino Rojo	Mexico	17.38	0.04	15.72
TOTAL LEAD		36.86	0.15	123.00
ZINC		Mt	% Zn	Mlbs
Peñasquito Mill	Mexico	19.49	0.36	155
Camino Rojo	Mexico	17.38	0.13	51
San Nicolas (21.0%)	Mexico	2.28	0.97	49
TOTAL ZINC		39.14	0.30	255
MOLYBDENUM		Mt	% Mo	Mlbs
Relincho (50.0%)	Chile	305.41	0.013	88.20
TOTAL MOLYBDENUM		305.41	0.013	88.20

*Numbers may not add up due to rounding
**For additional information on the 2015 mineral reserves and mineral resources (“MRMR”) refer to the MRMR tables that can be found at www.goldcorp.com

Goldcorp December 31, 2015 Reserve and Resource Reporting Notes:

1
All Mineral Reserves or Ore Reserves have been estimated in accordance with the CIM Definition Standards or the JORC Code.  The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. Subject to note 4 below, all Mineral Reserves, Ore Reserves and Mineral Resources set out in the tables above or elsewhere in this release have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person as defined under National Instrument 43-101.

2	All Mineral Resources are reported exclusive of Mineral Reserves.
3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4	Reserves and Resources are reported as of December 31, 2015, with the following conditions or exceptions:
(i) (ii) (iii)
Reserves and Resources for Pueblo Viejo are as per information provided by Barrick Gold Corporation.
Reserves and Resources for Relincho and San Nicolas are as per information provided by Teck Resources Limited.
Reserves and Resources for Alumbrera are as per information provided by Glencore plc.

5
Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,100 per ounce of gold, $16.50 per ounce of silver, $2.75 per pound of copper, $0.90 per pound of lead, and $0.95 per pound of zinc, unless otherwise noted below:

	(i)	Alumbrera	$1,095/oz gold, $2.54/lb copper
	(ii)	El Morro	$1,200/oz gold
	(iii)	Pueblo Viejo	$1,000/oz for the next five years, and a long-term gold price of $1,200 per ounce from 2021 onwards, $16.50/oz silver, $3.00/lb copper
	(iv)	Relincho	$13.70/lb molybdenum, $2.80/lb copper
6
Mineral Resources are estimated using US$ commodity prices of $1,300 per ounce of gold, $19 per ounce of silver, $3.25 per pound of copper, $1.00 per pound of lead, and $1.00 per pound of zinc, unless otherwise noted below;

	(i)	Alumbrera	$1,100/oz gold, $2.95/lb copper
	(ii)	El Morro	$1,200/oz gold, $2.75/lb copper
	(iii)	Pueblo Viejo	$1,300/oz gold, $17.50/oz silver, $3.25/lb copper
	(iv)	Relincho	$13.70/lb molybdenum, $2.80/lb copper
	(v)	San Nicolas	$1,275/oz gold, $22.50/oz silver, $2.75/lb copper, $1.00/lb zinc

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